

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2012

<u>Via E-mail</u>
Margaret K. Seif, Esq.
Vice President, General Counsel and Secretary
Analog Devices, Inc.
One Technology Way
Norwood, MA 02062

      Re: Analog Devices, Inc.
               Form 10-K for Fiscal Year Ended October 29, 2011
               Filed November 22, 2011
               File No. 001-07819

Dear Ms. Seif:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Tim Buchmiller for

               Amanda Ravitz
               Assistant Director

cc (via e-mail): Kevin Lanouette, Esq., Assistant General Counsel